Exhibit (b)(1)

JPMORGAN CHASE 270 Park Avenue New York, New York 10017	MORGAN STANLEY SENIOR FUNDING, INC. 1585 Broadway New York, New York 10036

December 22, 2002

CONFIDENTIAL

Coca-Cola FEMSA, S.A. de C.V.

Guillermo González Camarena 600
Colonia Centro de Ciudad de Santa Fe
Mexico

Attention: Sr. Héctor Treviño

Senior Credit Facilities:

Commitment Letter

Ladies and Gentlemen:

      We understand that Coca-Cola FEMSA, S.A. de C.V. (“you” or the “Company”), intends, through a newly-formed, wholly-owned special-purpose entity (“Acquisition Co”), to acquire (the “Acquisition”) all or at least a majority of the issued and outstanding voting capital stock of a company identified in our discussions with you (“Target”). The Company, Target and their respective subsidiaries taken as a whole are sometimes referred to as the “Group”. The Acquisition will be effected by way of a merger or consolidation (the “Merger”) between Acquisition Co and Target, with Target being the surviving entity and a subsidiary of the Company.

      The Acquisition will be financed with borrowings by the Company of approximately $2.050 billion of term loans consisting of (i) a $1.550 billion 364-day bridge loan subfacility (the “Bridge Facility”), (ii) a $250 million three-year term loan with a bullet maturity and (iii) a $250 million five-year amortizing term loan ((ii) and (iii) together, the “Term Facilities”, and together with the Bridge Facility, the “Credit Facilities”). We further understand that, as part of the Acquisition, a portion of the proceeds of the Credit Facilities will be used to refinance approximately $464 million in principal amount of existing debt of Target and/or its subsidiaries and, if you so elect, all or part of approximately $100 million of other existing debt of the Company (the “Refinancing”).

      For purposes of this letter (together with the Term Sheet referred to below, the “Commitment Letter”), the borrowings under the Credit Facilities, the Refinancing, the Acquisition (including the Merger), the Long-Term Financing (as defined below) and any transactions related or incidental thereto, including (as used in this Commitment Letter, “including” means “including without limitation”) the payment of all related fees and expenses, are herein collectively referred to as the “Transaction”. It is expected that the Bridge Facility will be prepaid in full from the proceeds of one or more bond offerings by the Company (collectively, whether one or more, the “Long-Term Refinancing”). The Company has executed and delivered to us on or prior to the date hereof a mandate letter with respect to the Long-Term Refinancing among the Company and lead underwriters or initial purchasers satisfactory to us, and identified to us as the “Mandate Letter” (the “Mandate Letter”).

      Based upon and subject to the foregoing, and as further provided below and in the term sheet annexed hereto as Exhibit A (the “Term Sheet”), each of JPMorgan Chase Bank (together with J.P. Morgan Securities Inc. and such other of its affiliates to which it may delegate any of its obligations hereunder, “JPMorgan”) and Morgan Stanley Senior Funding, Inc. (“MSSF” and, together with JPMorgan, the “Lead Arrangers”) is pleased to inform you that it hereby (i) commits, severally and not jointly, to provide, and/or to cause one or more of its affiliates to provide, (A) in the case of JPMorgan, 50% and (B) in the case of MSSF, 50% of each of the Bridge Facility and the Term Facilities, in each case on the terms and subject to the conditions set forth in the Term Sheet and (ii) undertakes to use reasonable commercial efforts to arrange a syndicate of other financial institutions identified by the Lead Arrangers in consultation with you (together with the Lead Arrangers and/or their respective affiliates, the “Lenders”) that will, collectively, participate in the Credit Facilities. Each Lead Arranger is hereby appointed by you and it hereby agrees to act, jointly with the other Lead Arranger, as the sole lead arrangers and the sole joint bookrunners with respect to the Credit Facilities. Notwithstanding the foregoing, the Lead Arrangers’ commitments (determined, solely for this purpose, in aggregate) and the size of the Bridge Facility will each be reduced Dollar-for-Dollar by the Dollar-equivalent amount of any Prefunding Financing, as defined below.

      Each Lead Arranger’s commitment, undertakings and agreements hereunder are subject to satisfaction of the following conditions precedent, in addition to the other conditions precedent set forth in the Term Sheet, in each case prior to the 270th day after your acceptance of this Commitment Letter in accordance with the terms below: (i) satisfaction of the terms and conditions contained in the confidential fee letter, dated the date hereof (the “Fee Letter”), from the Lead Arrangers to you, including your fulfilling any obligations set forth therein, (ii) the preparation, execution and delivery of definitive financing agreements with respect to the Credit Facilities (the “Financing Documentation”) mutually acceptable to you and the Lead Arrangers, including a credit agreement incorporating substantially the terms and conditions outlined herein and in the Term Sheet, (iii) no information (including the occurrence of any events or circumstances) with respect to the Company and its subsidiaries (including Target and its subsidiaries) shall have come to the attention of such Lead Arranger, through its continuing investigation with respect to the Group or otherwise, after 11:30 pm on the date hereof (the “Commitment Time”) that is inconsistent with or additional to the information publicly available or otherwise disclosed to such Lead Arranger by the Company or its affiliates or representatives on or prior to the Commitment Time (“pre-existing information”), which inconsistent or additional information is, in such Lead Arranger’s good faith judgment, material and adverse with respect to the pre-existing information and the Transaction (in the case of information relating to Venezuela, materiality shall be determined in the manner set forth in Schedule 3.07A of the Merger Agreement); (iv) such Lead Arranger’s satisfaction with any material change to the proposed capital structure (after giving effect to the Transaction) of each of the Company, Target and their respective subsidiaries from that contained in the draft merger agreement provided to the Lead Arrangers prior to the Commitment Time (the “Draft Merger Agreement”), (v) there shall not have occurred after the Commitment Time any change or disruption in Mexican or U.S. financial, bank syndication or capital markets conditions or in the relevant regulatory, political or economic environment that in the good faith judgment of the Lead Arrangers has or could reasonably be expected to have a material adverse effect on the ability to consummate (x) the Credit Facilities on the terms contemplated hereby, (y) the Long-Term Refinancings, or (z) the syndication of the Credit Facilities, (vi) the Mandate Letter shall be in full force and effect, (vii) the absence of any event, change, circumstance or effect, in each case subsequent to the Commitment Time, that has or could reasonably be expected to have a material adverse effect on (x) the business, results of operations or financial condition of the Group, (y) the ability of any of the Company and Target to consummate the Acquisition or (z) the rights of Lenders under the Financing Documents, in each case since September 30, 2002 (a “Material Adverse Change”), provided, however, that any event, change, circumstance or effect, to the extent (A) resulting from any change in U.S. or Mexican generally accepted accounting principles or official interpretations thereof after the Commitment Time that apply to the Group, (B) resulting from a downturn in the economy or business conditions in general in any country in which the Company or Target or any of their subsidiaries do business and not specifically relating to the Group or (C) resulting from the public announcement of the Acquisition, shall be excluded in determining whether a Material Adverse Change has occurred; and provided further that in the case of the Target’s business, financial conditions and results of operations in Venezuela, all of the foregoing shall be determined in accordance with the provisions of Schedule 3.07A of the Draft Merger Agreement (other than (b)(ii) to the extent it relates to exchange controls or (b)(iii)), (viii) the accuracy and completeness in all material respects of all representations and warranties made to us in this Commitment Letter and all information (taken as a whole) furnished to us in connection with this Commitment Letter, (ix) the fact that the Lead Arrangers shall have been provided not less than 40 days between the date on which it may commence its syndication efforts (as agreed with you) and the date of closing of the Facilities to pursue its

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syndication efforts with prospective Lenders and (x) our satisfaction that prior to and during the syndication of the Credit Facilities there shall be a Clear Market.

      As used above, a “Clear Market” shall exist if there is no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of you, Fomento Económico Mexícano, S.A. de C.V. (“FEMSA”), Target or any of your or their respective subsidiaries, except for (A) working capital financings in local markets or through refinancings of outstanding bonds, including without limitation the bonds of Target due April 2003, and existing bank agreements, all in aggregate outstanding amounts from time to time consistent with recent practice, (B) borrowings by Target and its subsidiaries in an aggregate amount, in addition to the amount outstanding on the date hereof, not exceeding US$80 million, to be used for general corporate purposes in the ordinary course, (C) financings by Femsa Cerveza, S.A. de C.V. or its subsidiaries (a “Competing Non-KOF Financing”), provided that you notify us at the time of, or as promptly as practicable after, the initiation of such financing, and refinancings of existing short-term debt by subsidiaries of FEMSA other than Femsa Cerveza, S.A. de C.V., the Company and their respective subsidiaries, (D) borrowings by FEMSA in an aggregate amount, in addition to the amount outstanding on the date hereof, not exceeding US$200 million (provided that the proceeds of such borrowings are used to provide a portion of the financing for the Acquisition), and refinancings of such debt and refinancings of up to US$100 million other debt of FEMSA and (E) the issuance by the Company of certificados bursátiles or other debt securities denominated in Pesos in the Mexican capital markets in an aggregate amount not exceeding the Peso-equivalent of US$300 million at the time of issuance, provided that (1) not more than US$100 million of the proceeds of all issuances under this clause (E) may be used for purposes other than financing the Acquisition (any such issuance so used, a “Permitted Unrelated Financing”), and the remainder of which shall be used solely to finance in part the Acquisition (any issuance by the Company so used to finance in part the Acquisition, a “Prefunding Financing”) and (2) each such issuance under this clause (E) shall be arranged on terms of compensation to financial institutions similar (to the satisfaction of the Lead Arrangers) to those of similar financings that are contemplated by the Mandate Letter to comprise a part of the Long-Term Financing (including by payment of compensation of such offering at the direction of the financial institution party to the Mandate Letter in the manner contemplated by the Mandate Letter). You also agree that, if the Successful Syndication (as defined in the Fee Letter) shall not have occurred by the date of funding of the Credit Facilities, you will not take or permit any action inconsistent with a Clear Market with respect to you or your subsidiaries until the date on which the Successful Syndication shall have occurred or, if earlier, the 60th day after the date of such funding. If any of the foregoing conditions is not satisfied as determined in good faith by the Lead Arrangers, each Lead Arranger reserves the right to terminate its commitment, undertakings and agreements hereunder (and thereafter have no other or further obligations hereunder or in connection with the Credit Facilities) or, in the Lead Arrangers’ sole discretion, to propose alternative financing amounts or structures that assure adequate protection for the Lead Arrangers and the Lenders (any such termination, without acceptance of any proposed alternative financing amount or structure, a “Lead Arranger Termination”).

      Furthermore, as a condition to our commitment, undertakings and agreements hereunder, you agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as expressly set forth in the Term Sheet and the Fee Letter) will be paid in connection with the Credit Facilities unless you and we shall so agree in advance in writing.

      The Lead Arrangers will, in consultation with the Company, manage all aspects of the syndication of the Credit Facilities, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In that regard, you agree to actively assist us, in all commercially reasonable respects, in the syndication of the Credit Facilities, which assistance will require, among other things, that you will, and will use your best efforts to cause the Target to, (a) promptly prepare and provide all information that we reasonably deem to be necessary to successfully complete the syndication, including all information prepared by you or on your behalf relating to the Transaction and the Company, Target and their respective subsidiaries and Projections (as defined below), that we may request in connection with the arrangement and syndication of the Credit Facilities, (b) assist the

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Lead Arrangers upon request in the preparation of an Information Memorandum concerning the Transaction, which will be used in connection with the syndication of the Credit Facilities and (c) to the extent reasonably practicable, make available the Company’s and Target’s senior officers and representatives, in each case from time to time, to attend and make presentations regarding the business and prospects of the Company, Target and their respective subsidiaries at a meeting or meetings of Lenders or prospective Lenders. Without limitation of the foregoing, you agree to use your best efforts, in cooperation with the Lead Arrangers, to permit the Lead Arrangers to commence their syndication efforts within 30 days after the date of execution of a merger agreement in connection with the Acquisition. You shall also use your best efforts to ensure that our syndication efforts benefit materially from the Company’s and Target’s existing lending relationships. You also agree that, upon receipt of a definitive commitment to lend a portion of the Bridge Facility and/or one of the Term Facilities from a Lender (other than JPMorgan or MSSF), each Lead Arranger’s commitment hereunder with respect to the Bridge Facility and/or the relevant Term Facilities, as the case may be, shall be reduced pro rata by the aggregate amount equal to such Lender’s commitment.

      You hereby represent and covenant that (a) all information, other than Projections, which has been or is hereafter made available to the Lenders by you or your representatives, advisors or affiliates with respect to the Company, Target and their respective subsidiaries or otherwise in connection with the Transaction (the “Information”), taken as a whole, is, or in the case of Information made available after the Commitment Time, will be, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements were or are made, not misleading and (b) all financial projections concerning the Company and its subsidiaries (including Target and its subsidiaries, and after giving effect to the Transaction (other than the Long-Term Financing)) that have been or are hereafter made available to the Lenders by or on behalf of you, FEMSA or your or its representatives or advisors in connection with the transactions contemplated hereby (the “Projections”) have been or, in the case of Projections made available after the Commitment Time, will be prepared in good faith based upon reasonable assumptions. You agree to supplement the Information and the Projections from time to time (and to continue promptly to provide or cause to be provided to the Lenders any material information received by you or on your behalf or of which you become aware with respect to the Company, Target or any of their respective subsidiaries or any aspect of the Transaction) until the latest of (i) the termination of our commitment hereunder, (ii) the date the primary syndication of the Credit Facilities is completed as notified to you by the Lead Arrangers and (iii) the date on which the Acquisition is consummated, so that the representations, warranties and covenants made in the preceding sentence are correct at all times including such date. You acknowledge that in arranging and syndicating the Credit Facilities, we and our affiliates will use and rely on the Information and Projections without independent verification thereof. The representations, warranties and covenants contained in this paragraph shall remain effective until the Financing Documentation are executed and, thereafter, the disclosure representations, warranties and covenants contained herein shall be terminated and of no further force and effect.

      You agree as soon as practicable (but in any event within 60 days after the date of this letter, if the possibility of the Transaction has then been made public), to (i) prepare presentations to Standard & Poor’s Rating Services and Moody’s Investors Service, Inc. to obtain ratings on the Credit Facilities and (ii) seek preliminary ratings from such credit rating services giving pro forma effect to the Transaction. You further acknowledge that the parties hereto expect that the Bridge Facility will be refinanced through the Long-Term Financing as soon as practicable after the Closing Date, and that this understanding is material to our undertakings in this Commitment Letter. In furtherance of the foregoing, you will take steps in connection with documentation and execution as are necessary (including without limitation the preparation of appropriate disclosure documents) to permit you to undertake the Long-Term Refinancing in amounts sufficient to refinance the Bridge Facility in full, all as promptly as practicable after the Closing Date.

      In partial consideration for our respective commitments and undertakings hereunder, you hereby agree to indemnify and hold harmless each Lead Arranger, the Lenders, any affiliates of any of the foregoing, and each other person, if any, controlling any of the foregoing, and any of the directors, officers, agents and employees of any of the foregoing (each of the foregoing, an “Indemnified Person”) from and against any

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losses, claims, damages or liabilities (collectively “Losses”) related to, arising out of or in connection with the matters which are the subject of the commitment made hereunder (including any use made or proposed to be made by you or Acquisition Co of the proceeds from the transactions referred to above) or in connection with any aspect of the Transaction, including the syndication of the Credit Facilities (collectively, the “Subject Matter”), and will reimburse each Indemnified Person for all reasonable and documented expenses (including fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Subject Matter, whether or not pending or threatened and whether or not such action, claim, suit or proceeding is brought by you, your subsidiaries, any creditors or any Indemnified Person (other than affiliates of such Indemnified Person), or any Indemnified Person is otherwise a party thereto, and whether or not the Transaction is consummated or the Financing Documentation is executed and delivered (it being agreed that any settlement of claims for monetary damages shall be with your consent which shall not be unreasonably withheld or delayed). You will not, however, be responsible to any Indemnified Person for any such Losses (or expenses relating thereto) to the extent that the same are finally judicially determined by a court of competent jurisdiction to have resulted from the bad faith or gross negligence of such Indemnified Person. You also agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Acquisition Co, the Company or any of their respective subsidiaries or affiliates for or in connection with the Subject Matter, except to the extent that any such Losses are finally judicially determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Person, or breach of its obligations hereunder. No Indemnified Person shall be liable or responsible for any consequential, special, indirect or punitive damages that may be alleged as a result of any failure to make the loans under the Credit Facilities or otherwise perform its obligations or undertakings in this Commitment Letter or in any Financing Documentation.

      You will not, without the prior written consent of the applicable Indemnified Person, and will not permit any of your subsidiaries to, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding.

      If the indemnification provided for in the second preceding paragraph of this Commitment Letter is judicially determined to be unavailable (other than in accordance with the terms hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, you agree to contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to you, on the one hand, and such Indemnified Person, on the other hand, of the Transaction or (ii) if the allocation provided by clause (i) is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of you and such Indemnified Person, as well as any other relevant equitable considerations; provided that in no event shall such Indemnified Person’s aggregate contribution to the amount paid or payable under this and any other contribution provision contained in any documents related to the Transaction, when taken together, exceed the aggregate amount of fees actually received by them under the Fee Letter.

      You agree to pay as incurred all reasonable and documented legal and other out-of-pocket expenses of the Lenders in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Financing Documentation (including pursuant to the expense reimbursement provisions to be contained therein) and the other matters referred to herein (including the syndication of the Credit Facilities), including travel costs, document production and other expenses, and the reasonable fees and expenses of not more than one outside counsel in each relevant jurisdiction, whether or not the Acquisition is consummated, the Financing Documentation is executed or any loans are actually made.

      This Commitment Letter and our commitment hereunder will expire at 5:00 p.m. (New York City time) on December 23, 2002 (or, if earlier, the date of any public announcement by you or FEMSA of the

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proposed Acquisition, through a public filing or otherwise) unless accepted prior to such time (in the manner provided below) and, if accepted prior to such time, shall expire at the earliest of (i) consummation of the Acquisition or another transaction or series of transactions in which you or any of your subsidiaries acquires, directly or indirectly, any substantial portion of the stock or assets of Target, or of Target’s subsidiaries, taken as a whole, (ii) the date on which you notify us that you have ceased to actively pursue the Acquisition, or have ceased to do so with the financing contemplated herein, (iii) the date of any Lead Arranger Termination and (iv) 5:00 p.m. (New York City time) on to the 270th day after your acceptance of this Commitment Letter in accordance with the terms below, in each case unless the loans under the Credit Facilities have been made by such date. No such termination shall affect your obligations under each of the four immediately preceding paragraphs, the two immediately succeeding paragraphs or the provisions of the Fee Letter, which shall remain in full force and effect regardless of any termination or the completion of the transactions referred to herein. Any provisions contained herein relating to your assistance with the syndication of the Credit Facilities shall survive any termination pursuant to clause (i) above until the Successful Syndication Date (as defined in the Fee Letter) has occurred. Upon your acceptance of this Commitment Letter in accordance with the terms hereof, this Commitment Letter and the Fee Letter shall supersede and replace the “Commitment Letter” and the “Fee Letter”, each dated December 15, 2002 and between the Lead Arrangers and FEMSA, and such earlier letters shall thereupon be of no further force and effect.

      This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of laws. Any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this Commitment Letter is hereby waived and the parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York in connection with any dispute related to this letter and/or any of the matters contemplated hereby. This Commitment Letter is not assignable by you to any person and may only be amended in writing with the consent of all of the parties hereto. This Commitment Letter, the Fee Letter and the Term Sheet (and the contents thereof) may not be disclosed to any other person except your accountants and attorneys and to Target (other than the Fee Letter, which may not be disclosed to Target) in connection with the Acquisition and then only on a confidential basis and in connection with the Transaction or as required by law or governmental agency (provided that you agree to promptly inform us following any such permitted disclosure). This Commitment Letter may be executed by the parties hereto in several counterparts, each of which when executed and delivered shall be deemed to be an original and all of which shall constitute together but one and the same agreement. This Commitment Letter is not intended to confer upon any person (including Target), other than the parties hereto, their respective successors hereunder, the Indemnified Persons and their respective affiliates any benefit or any legal or equitable right, remedy or claim hereunder.

      You acknowledge and agree that each Lead Arranger and/or its affiliates is and may be requested to provide additional services with respect to you and/or your affiliates (including Target, but only with respect to matters after the Acquisition) or other matters contemplated hereby. Any such services are or will be set out in and governed by one or more separate agreements (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit either Lead Arranger or any of its respective affiliates to provide any services other than as set out herein or therein. You acknowledge that each of Morgan Stanley & Co. Incorporated and JP Morgan Securities Inc. is acting as a financial advisor to the Company or the Target in connection with various matters, including the Transaction. You hereby waive (on behalf of yourself and your subsidiaries) any claim relating to any potential or actual conflict of interest that either Lead Arranger of any of its affiliates may have or be alleged to have as a consequence of such Lead Arranger acting pursuant to this Commitment Letter and or any of JPMorgan’s or MSSF’s affiliates acting as financial advisor to the Company in connection with the Acquisition.

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      Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of this letter, together with a similarly executed Fee Letter and a fully executed Mandate Letter. Upon your acceptance hereof prior to the time specified above, this letter will constitute a binding agreement between us.

Yours truly,
JPMORGAN CHASE BANK

		By:	/s/ DEBORAH PAPSON Name: Deborah Papson Title: Vice President

J.P. MORGAN SECURITIES INC.

		By:	/s/ MARIANO PACHECO Name: Mariano Pacheco Title: Managing Director

MORGAN STANLEY SENIOR FUNDING, INC.

		By:	/s/ ERIC H. COOMBS Name: Eric H. Coombs Title: Vice President

Agreed to and Accepted as of the date first written above:

COCA-COLA FEMSA, S.A. DE C.V.

By:	/s/ HÉCTOR TREVIÑO Name: Sr Héctor Treviño Title: Chief Financial Officer

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EXHIBIT A

COCA-COLA FEMSA

CREDIT FACILITIES

SUMMARY OF TERMS AND CONDITIONS

Unless otherwise defined, terms used in this Term Sheet have the meanings set forth in the commitment letter, dated December 22, 2002 (the “Commitment Letter”), to which this Term Sheet is an Exhibit.

Borrower:	Coca-Cola FEMSA, S.A. de C.V. (the “Company” or the “Borrower”).

Facilities:	Senior, unsecured term loan facilities (the “Credit Facilities”) comprising (i) a 364-day $1.550 billion bridge loan facility (the “Bridge Facility” and the loans thereunder the “Bridge Loans”), (ii) a three-year $250 million term loan facility (the “Three Year Facility”) and (iii) a five-year $250 million term loan facility (the “Five Year Facility”, and together with the Three Year Facility, the “Term Facilities”; and the loans under the Term Facilities, the “Term Facilities Loans” and, together with the Bridge Loans, the “Loans”) to be made to the Company pursuant to a credit agreement for the Bridge Facility and a credit agreement for the Term Facilities (the “Credit Agreements”) among the Company, the Lenders and the Administrative Agent, and related documentation (collectively, the “Financing Documentation”). Once repaid, the Loans cannot be reborrowed.

The amount of the Bridge Facility and any commitment thereto by JPMorgan and MSSF (each as defined below) and will be reduced upon the consummation of any Prefunding Financing (as defined in the Commitment Letter) after the date of the Commitment Letter but on or prior to the Closing Date, in the amount of such Prefunding Financing.

The Acquisition:	Prior to the Effective Date (as defined below), the Company will form a special purpose, wholly-owned acquisition subsidiary (“Acquisition Co”) that will merge (the “Merger”) with a company identified in our discussions with you (“Target”; and such acquisition, including the Merger, the “Acquisition”), with Target as the surviving entity and a subsidiary of the Company. References herein to “subsidiaries” of the Company (including in conditions and representations made prior to or simultaneously with the completion of the Acquisition) shall, unless expressly indicated otherwise, including Target and its subsidiaries. The Company, Target and their respective subsidiaries taken as a whole are sometimes referred to herein as the “Group”.

Lead Arrangers and Book Runners:	J.P. Morgan Securities Inc. (“JPMSI”) and Morgan Stanley Senior Funding, Inc. (“MSSF”; together in such capacity, the “Lead Arrangers”).

Initial Lenders:	JPMorgan Chase Bank (“JPMorgan”) and MSSF (together in such capacity, the “Initial Lenders”).

Administrative Agent:	JPMorgan (the “Administrative Agent”).

Lenders:	The Initial Lenders and/or their affiliates and a group of financial institutions (collectively, the “Lenders”) arranged by the Lead Arrangers.

Use of Proceeds:	The proceeds of the Loans will be used (i) to finance the portion of the cash purchase price of the Acquisition that is not funded by the Company from cash on hand, (ii) to refinance debt of the Company and its subsidiaries (including Target and its subsidiaries) under facilities to be agreed by the Lead Arrangers, including the U.S. dollar bonds of Target maturing in 2003 in an approximate amount of $280 million and all or a portion of Target’s existing bank debt (collectively, the “Refinancing”) and (iii) to pay fees and expenses. The Credit Facilities, together with the Acquisition and the Refinancing are referred to collectively as the “Transaction”.

Availability:	The Financing Documentation will become effective on the date (the “Effective Date”) on which it is executed and delivered by all parties thereto. The Loans will be made to the Company in a single borrowing on a date (the “Closing Date”) that is approximately three days prior to the date the Acquisition will be consummated, and the Loan proceeds will be held pursuant to security arrangements to be agreed in the Credit Agreements until the date of such consummation.

Interest Rate:	The Loans will bear interest at the reserve-adjusted LIBO rate plus the Applicable Margin (as defined below). Upon the occurrence and during the continuance of any payment default, the interest rate on any overdue amount (or, if any portion of the Bridge Facility remains outstanding, all outstanding Loans and any overdue interest) will bear interest at the rate otherwise applicable to the relevant Loans plus 2.00% per annum, payable on demand in cash.

Applicable Margin:	The “Applicable Margin” for the Loans will be determined as set forth below:

Bridge Loans:

Period	Applicable Margin

Closing Date — Day 180	100 bps
Day 180 — 270	200 bps
Day 270 — Bridge Facility maturity	250 bps

Term Loans:

Period	Applicable Margin

Years 1 through 3	85 bps
Year 4	95 bps
Year 5	105 bps

Interest Payments:	Interest periods shall be, at the Company’s option, one, three or six months in duration, provided that until the date on which the Lead Arrangers notify the Company that the syndication of the

Credit Facilities has been completed to its satisfaction (or, if earlier, the 90th day after the Closing Date), interest periods will be limited to one month or such shorter periods as the Lead Arrangers may reasonably request to so complete such syndication. Interest on the Loans shall be payable on the last business day of the applicable interest period for such Loans and, if earlier, at three month intervals following the commencement of such interest period.

Withholding Taxes:	All payments to be made under the Credit Facilities shall be made free and clear of all Mexican withholding taxes, but only at the rate from time to time applicable to Foreign Financial Institutions registered under Article 195, Section I, of the Mexican Ley de Impuesto Sobre la Renta.

Maturity:	Bridge Loans: 364 days following the Closing Date. Three Year Facility Loans: third anniversary of the Closing Date. Five Year Facility Loans: fifth anniversary of the Closing Date.

Amortization:	The Three Year Facility will be paid in a single payment at maturity. The Five Year Facility will amortize in equal semi-annual amounts, beginning 2 1/2 years after the Closing Date.

Mandatory Prepayments:	The Company will mandatorily prepay the Bridge Loans with:

(i) 100% of the net proceeds from the issuance of any debt or equity, with exceptions to be agreed, including in any event for debt in an aggregate amount of up to (x) US$100 million minus (y) the amount (if any) of any Permitted Unrelated
       Financing (as defined in the Commitment Letter) incurred
       after the date of the Commitment Letter and prior to the
       Closing Date, all on terms and conditions reasonably accept able to the Required Lenders, provided that (A) the Company shall have received confirmation from each of Standard &
       Poor’s Ratings Services (“S&P”) and Moody’s Investor
       Service, Inc. (“Moody’s”) that the ratings for the Loans (after giving pro forma effect to such acquisition and the related financing) shall be at least BBB- and Baa3, respectively, from such agencies, with stable outlook in each case and (B) after giving pro forma effect to such acquisition and the related financing, no default shall have occurred and be continuing, including under the financial covenants; and

(ii) 100% of the net proceeds from certain asset sales of the Company and its subsidiaries, provided that LIBO rate breakage costs, if any, shall be paid by the Company.

It is expected that such Bridge Loans will be prepaid in full from the proceeds of one or more bond offerings by the
       Company consummated in accordance with a mandate letter
       executed on or prior to the date hereof with certain financial institutions, delivered by the Company to the Lead Arrangers prior to the date hereof and identified as the “Mandate Letter”
       (the “Mandate Letter”; such financial institutions, the “Refi nancing Arrangers”; and such refinancings, the “Long-Term
Refinancings”).

Optional Prepayment:	The Loans will be prepayable, in whole or in part, upon not less than 3 days prior written notice, at the option of the Company; provided that LIBO rate breakage costs, if any, shall be paid by the Company.

Assignments and Participations:	Each Initial Lender shall have the right to transfer the Loans and Loan commitments to one or more third parties previously approved by the Company (whether by inclusion on a list of institutions agreed between the Lead Arrangers and the Company or through additions thereto with the consent of the Company, which consent shall not be unreasonably withheld or delayed), whether by transfer, assignment or participation, and the other Lenders shall have the right, with the prior written consent of the Company and the Administrative Agent (neither of which such consents to be unreasonably withheld or delayed), to transfer the Loans and Loan commitments to one or more third parties, whether by transfer, assignment or participation; provided that the applicable assignee is registered with the Mexican Secretaría de Hacienda y Crédito Público for purposes of Article 195, Section I, of the Mexican Ley de Impuesto Sobre la Renta (but only if such registration is required to avoid the imposition of income taxes in excess of the lowest applicable rate in effect at the time of such assignment) or otherwise agrees that payments by the Company in respect of withholding for such assignee shall not be higher than for an institution so registered. In the case of a participation, the participant shall not have any voting rights or be able to cause the selling Lender to exercise or refrain from exercising any voting rights (with customary exceptions).

Conditions to Funding:	The closing of the Credit Agreements and the funding of the Loans will be subject to satisfaction, as determined by the Lead Arrangers, of conditions precedent substantially as follows (provided in any event that such conditions shall be satisfied and the funding of the Loans shall occur, if at all, prior to the 270th day after your acceptance of the Commitment Letter):

1. Receipt by each Lender of a pagaré of the Company.

2. Absence of any default or event of default and accuracy of representations and warranties.

3. The Acquisition and Refinancing shall be consummated as
          promptly as practicable after the drawing of the Loans, and executed copies of the Acquisition documents shall have been delivered to the Lead Arrangers. Any change to the structure of the Acquisition and the capital structure of the Company and its subsidiaries after giving effect to the Transaction
          (including tax and other consequences thereof) from that
          contained in the draft merger agreement provided to the Lead
          Arrangers on or prior to Commitment Time shall be
satisfactory to the Lead Arrangers.

4. Completion of all loan documentation and other documenta
          tion relating to the Loans in form and substance reasonably satisfactory to the Lead Arrangers including satisfactory legal opinions of counsel to the Company as to the transactions
          contemplated thereby, together with other customary closing documentation.

5. The Mandate Letter shall be in full force and effect.

6. All material domestic and foreign governmental, regulatory and third party consents (including with respect to other
          contracts and debt instruments of the Company and its
          subsidiaries) and approvals necessary in connection with
          (and, both before and after giving effect to) the Transaction and the issuance of the Loans, and the Long-Term Refinanc
ings shall have been obtained (in final form without the
imposition of any material conditions that are not acceptable to the Lead Arrangers) and shall remain in effect; all
applicable waiting periods shall have expired without any
material adverse action being taken by any competent
authority; no law or regulation shall be applicable in the
judgment of the Lead Arrangers that restrains, prevents or
imposes materially adverse conditions upon the Transaction,
the issuance of the Loans or the Long-Term Refinancings;
and the Transaction, including the financing therefor (includ ing borrowings and use of proceeds of the Loans), shall be in full compliance with all applicable legal and regulatory
requirements, (including Regulations T, U and X of the
Board of Governors of the Federal Reserve System).

7. There shall exist no action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental or regulatory agency or authority that could reasonably be expected, in the determination of the
       Lead Arrangers, to have a material adverse effect on (a) the business, condition (financial or otherwise), operations, re sults of operations, performance, properties, assets, liabilities
       (contingent or otherwise) or prospects of the Company or
       Target, in each case together with its respective subsidiaries, taken as a whole, whether before or after giving effect to the
       Transaction, (b) the Acquisition, (c) the rights of the Lenders or (d) the ability of the Company to perform its financial obligations under the Financing Documentation (excluding in all cases the matters disclosed on Schedules 3.06, 3.12, 3.13,
       3.15 and 3.17 of the draft merger agreement provided to the
Lead Arrangers as of the Commitment Time).

8. All costs, fees, expenses (including legal fees and expenses)
       and other compensation contemplated hereby payable to (or
       on behalf of) the Lead Arrangers, the Lenders or their
       respective counsel or advisors shall have been paid in full in cash.

9. The Lenders shall not have determined that there has been any event, change, circumstance or effect, in each case
       subsequent to the Commitment Time, that has or could
       reasonably be expected to have a material adverse effect on
       (x) the business, results of operations or financial condition of the Group, (y) the ability of any of the Company and
       Target to consummate the Acquisition or (z) the rights of
       Lenders under the Financing Documents, in each case since
       September 30, 2002 (a “Material Adverse Change”), pro
       vided, however, that any event, change, circumstance or
       effect, to the extent (A) resulting from any change in U.S. or
       Mexican generally accepted accounting principles or official interpretations thereof after the Commitment Time that apply to the Group, (B) resulting from a downturn in the economy or business conditions in general in any country in which the
       Company or Target or any of their subsidiaries do business and not specifically relating to the Group or (C) resulting from the public announcement of the Acquisition, shall be
       excluded in determining whether a Material Adverse Change
       has occurred, and provided further that in the case of the

       Target’s business, financial conditions and results of opera in Venezuela, all of the foregoing shall be determined
       in accordance with the provisions of Schedule of the
       Draft Merger Agreement (other than (b)(ii) to the extent it relates to exchange controls or (b)(iii)).

10. The Lead Arrangers shall have received (a) the audited
       financial statements of each of the Company and Target (each with its consolidated subsidiaries) for each of the three fiscal years ended more than 90 days prior to the Closing Date,
       (b) the unaudited financial statements of the Company and
       Target (each with its consolidated subsidiaries) for each fiscal quarter since the delivery of the last audited financial
       statements that ends at least 30 days prior to the Closing
       Date, (c) the pro forma consolidated balance sheets and
       statements of income and cash flows for the Company, as
       well as the pro forma levels of EBITDA and other operating data, for the last fiscal year for which audited financial statements are required pursuant to clause (a) and such other information as the Lead Arrangers may reasonably request,
       including with respect to financial periods or dates occurring ended after the dates and periods of the financial information referred to above but prior to the Closing Date, and
       (d) forecasts of the financial performance of the Company
       and its subsidiaries (including the Target and its subsidiaries)
       after giving effect to the Transaction. The financial state referred to in clause (c) of the immediately preceding
       sentence shall be consistent in all material respects with the sources and uses described in the Commitment Letter and the forecasts provided to the Lenders and any cost savings shall be included in such financial statements prepared in accor dance with U.S. GAAP and shall be included only to the
       extent such savings would be permitted to be included in pro forma financial statements set forth in a registration statement filed with the Securities and Exchange Commission.

11. There shall not have occurred after the Commitment Time
       any change or disruption in Mexican or U.S. financial, bank syndication or capital markets conditions or in the relevant regulatory environment that in the good faith judgment of the
       Lead Arrangers has or could reasonably be expected to have a material adverse effect on the ability to consummate (x) the
       Credit Facilities on the terms contemplated hereby, (y) the
       Long-Term Refinancings, or (z) the syndication of the Credit
Facilities.

12. The Company shall have delivered evidence of the final
       ratings (giving pro forma effect to the Transaction) it
       received from each of S&P and Moody’s for the Loans and
       the Company, and such ratings shall be at least BBB- and
       Baa3, respectively, from such agencies, with stable outlook in each case.

Representations and Warranties:	The Credit Agreements will contain representations and warranties applicable to the Company and its subsidiaries (with materiality and other exceptions and qualifications to be agreed upon), including:

1. Corporate existence.

2. Corporate and governmental authorizations; no contravention; binding and enforceable agreements.

3. Financial information.

4. No material adverse change.

5. Environmental matters.

6. Compliance with laws, including social security and similar laws.

7. No material litigation.

8. Existence, incorporation, etc., of subsidiaries.

9. Payment of taxes and other material obligations.

10. Full disclosure.

11. Pari passu rank of debt.

12. Enforceability of Credit Facilities documents under Mexican law; no immunity.

13. Solvency.

14. Insurance.

The representations and warranties will be made both before and after giving effect to the Transaction.

Covenants:	The Credit Agreement will contain covenants applicable to the Company and its subsidiaries (with exceptions and qualifications to be agreed upon, and with covenants limited to material subsidiaries instead of all subsidiaries, where appropriate), including (it being understood that the covenants will be (i) more restrictive prior to the refinancing in whole of the Bridge Loans and (ii) after such refinancing, not substantially more restrictive, as a whole, than those then prevailing for similar new facilities for companies with similar credit quality operating in comparable geographic and industry areas, as determined by JPMorgan and MSSF in good faith and agreed by the Company):

Affirmative Covenants:

1. Furnishing of information (including monthly financial and operating reports and notice of material events).

2. Maintenance of property; insurance coverage.

3. Compliance with laws; conduct of business.

4. Use of proceeds.

5. Availability of management to meet with Lenders upon request.

6. The Company shall, in cooperation with the Refinancing
     Arrangers, complete as soon as practicable a preliminary
     prospectus or offering memorandum suitable for use in a
     customary marketing of the Long-Term Refinancings, and in
form and substance satisfactory to the Refinancing Arrangers.

7. The Company shall, as promptly as practicable after the closing of the Acquisition, cause the Target to be merged with the Company, with the Company as the surviving entity.

Negative Covenants:

1. Negative pledge and restrictions sale-leaseback transactions.

2. Restrictions on dividends and other restricted payments (including prepayment of junior debt).

3. Restrictions on asset sales, including securitization transactions.

4. Restrictions on transactions with affiliates.

5. Restrictions on mergers and consolidations.

6. Restrictions on investments.

7. Restrictions on restrictions limiting a subsidiary from distributing or otherwise transferring assets to the Company.

8. No changes to fiscal year.

9. Restrictions on changes to organizational documents and other material contracts.

10. Restrictions on changes in accounting principles.

11. Compliance with material contracts.

12. Restrictions on subsidiary debt.

Financial Covenants

Financial covenants will be measured for the Company and its subsidiaries (on a consolidated basis), and will be set at levels to be determined, to include:

1. Minimum EBITDA/interest coverage ratio.

2. Maximum debt/EBITDA.

Events of Default:	The Credit Agreements will contain events of default applicable to the Company (and, where appropriate, its subsidiaries), including:

1. Failure to pay any principal (including any mandatory prepayment) when due or any interest or fees payable within three days of when due.

2. Failure to meet covenants, with grace periods where appropriate.

3. Representations or warranties false in any material respect when made.

4. Cross-default to other debt of the Company and/or its subsidiaries (with minimum dollar amounts to be agreed upon).

5. Judgment defaults (with minimum dollar amounts to be agreed upon).

6. Change of control (to be agreed).

7. Other customary defaults, including social security, moratorium, insolvency and bankruptcy, including concurso mercantil law.

Indemnification:	The Company will indemnify the Lenders, the Lead Arrangers and the Administrative Agent against all losses, liabilities, claims, damages, or expenses relating to the Loans, the Credit Agree-

ments, the other Financing Documentation and the Company’s use of the Loan proceeds or the commitments, including attorneys’ fees and settlement costs, substantially on the terms set forth in the Commitment Letter.

Capital Adequacy, Yield Protection:
Customary indemnity and capital adequacy provisions, including but not limited to compensation in respect of taxes (including, without limitation, gross-up provisions for withholding taxes) and decreased profitability resulting from U.S. or foreign capital adequacy requirements, guidelines or policies or their interpretation or application, and any other customary yield and increased costs protection.

Expenses:	The Company will pay all reasonable legal and other out-of-pocket expenses of the Lenders, the Lead Arrangers and the Administrative Agent as incurred, including travel costs, document production and other expenses of this type, and the reasonable fees and expenses of U.S. and Mexican counsel to the Lenders, the Lead Arrangers and the Administrative Agent and other agreed-upon professional advisors to the Lenders, the Lead Arrangers and the Agent.

Amendments:	Amendments and waivers of the Financing Documentation will require the approval of Lenders holding 51% or more of the Loans (or Loan commitments), except that the consent of all the Lenders shall be required with respect to certain customary issues.

Judgment Currency:	U.S. dollars.

Governing Law:	State of New York.

Submission to Jurisdiction:	The Company will submit to the jurisdiction of the United States and New York State courts sitting in New York City. The Company will appoint an agent for service of process in New York City.

Counsel to the Lead Arrangers:	Davis Polk & Wardwell (New York counsel); Ritch, Heather y Mueller (Mexican counsel).